UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Digital Ally, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
14850 NW 44th Court
Opa Locka, Florida 33054
(305) 687-2144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Seth P. Markowitz, Esq.
Seth P. Markowitz, P.C.
100 Garden City Plaza, Suite 500
Garden City, New York 11530

January 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		398,587
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		398,587

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
398,587 (1)

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
17.36 (2)

14	Type of Reporting Person (See Instructions) IN

(1) Reflects a one (1) for-eight (8) reverse stock split of the shares of Common Stock effected August 24, 2012.

(2) Based on 2,295,553 split-adjusted shares of Common Stock of the Issuer outstanding at the close of business on May 13, 2014, as represented in the Issuer's Registration Statement on Form S-3 Filed on May 15, 2014.

This Amendment No. 5 to Schedule 13D ("Amendment No. "5") amends the statement on Schedule 13D relating to shares of common stock, par value $0.001 per share (the "Common Stock") of Digital Ally, Inc., a Nevada corporation (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on June 24, 2011 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on August 17, 2011 ("Amendment No. 1"), as further amended by Amendment No. 2 thereto filed by the Reporting Persons with the Commission on July 26, 2013 ("Amendment No. 2"). as further amended by Amendment No. 3 thereto filed by the Reporting Person with the Commission on March 6, 2014 ("Amendment No. 3") and as further amended by Amendment No. 4 thereto filed by the Reporting Person with the Commission on May 28, 2014 ("Amendment No. "4")

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein and in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, each Item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

No changes are made to this Item from what was reported in Amendment No. 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety, as follows:

The Reporting Person originally purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares (or securities convertible into, exchangeable or exercisable for Shares) on the open market or in private negotiated transactions (including with the Issuer) or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person was elected to the Issuer's Board of Directors at its Annual Meeting of Stockholders held on May 25, 2012. He was not re-nominated at the 2014 annual meeting of stockholders and therefore ceased to be a director on June 12, 2014.

The Reporting Person, in the ordinary course of acting in his capacity as a member of the Issuer's Board of Directors, engaged in activities relating to the strategy, business, assets, operations, capital structure, financial condition, extraordinary corporate transactions, and corporate governance of the Issuer. As such, the Reporting Person has had many conversations with management and the other members of the Board of Directors of the Issuer concerning ways for the Issuer to increase stockholder value and the Reporting Person may have continuing discussions with management and the other members of the Board of Directors concerning how to maximize stockholder value in the future.

On March 3, 2014, the Reporting Person delivered to the Issuer's Board of Directors a proposal from an entity with which the Reporting Person is affiliated for a convertible debt financing in the form attached hereto as Exhibit 1, which proposal was rejected by the Issuer.

Simultaneously with the filing of Amendment No. 3 on March 6, 2014, the Reporting Person sent a letter to the other members of the Board of Directors of the Issuer, namely, Stanton E. Ross, Leroy C. Richie, Elliot M. Kaplan, and Daniel F. Hutchins (the "Incumbent Directors"), to address the Reporting Person's concern that the foregoing have committed serious violations of the fiduciary duties owed to the Issuer and advising the Issuer and Board of Directors that the Reporting Person is prepared to pursue any and all actions available to him, including, without limitation, the commencing of litigation, in order to protect stockholder value.

On May 22, 2014 the Reporting Person filed a stockholder derivative lawsuit against the Incumbent Directors in the Eighth Judicial District Court of the State of Nevada in and for the County of Clark, Case Number A-14-701146-B. A copy of the complaint may be obtained at http://wiznet.wiznet.com/clarknv/pages/login.jsp. The complaint alleges breach of fiduciary duties to the Issuer and its stockholders in connection with the convertible debt financing completed on March 25, 2014 (the "Convertible Debt Transaction") and conflicts of interest among the Incumbent Directors resulting from their past and present affiliations with, and ownership and other financial interests in, Infinity Energy Resources, Inc.

On May 23, 2014 the Reporting Person filed a preliminary proxy statement on Schedule 14D with the Commission, and on June 3, 2014 filed a definitive proxy statement on Schedule 14D with the Commission which was mailed to the Issuer's stockholders shortly thereafter. The Proxy Statement solicited proxies to vote against two proposals contained in the Issuer's definitive proxy statement on Schedule 14D filed with the Commission on April 24, 2014 and relating to its upcoming annual meeting of stockholders. The Reporting Person was not re-nominated as a director as were each of the Incumbent Directors. The Issuer gave no explanation of this in their proxy statement and has offered no explanation to Mr. Gans. The two proposals subject to the Reporting Person's proxy statement were:

  To vote against the proposal of the Incumbent Directors to approve under applicable Nasdaq rules the issuance of all shares of Common Stock issuable upon conversion of the $2.0 million principal amount Senior Secured Convertible Note and exercise of the Common Stock purchase warrant issued in connection with the Convertible Debt Transaction; and
  To vote against the proposal of the Incumbent Directors to approve an amendment to the Articles of Incorporation of the Issuer to increase the number of authorized shares of capital stock that the Issuer may issue from 9,375,000 to 85,000,000, of which 75,000,000 shall be classified as Common Stock and 10,000,000 shares shall be classified as blank check preferred stock.

The Reporting Person's preliminary proxy statement also asked for a proxy to vote as he determines on any other business as may properly come before the Issuer's annual meeting of stockholders.

At the annual stockholder meeting held on June 12, 2014 the two proposals subject to the Reporting Person's proxy statement were defeated by more than a two to one margin.

Other than the foregoing and as set forth below, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and results of operations, the Reporting Person's investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties and stockholders of the Issuer about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to the present Board of Directors, management, capitalization, ownership structure or operations of the Issuer or a change of control transaction, seeking additional representation on the Board of Directors of the Issuer and/or removal of the Incumbent Directors through election contests or otherwise, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.  Without limiting the foregoing, the Reporting Person expressly reserves the right to nominate individuals for election to the Issuer's Board of Directors, call a special meeting of stockholders and engage in election and proxy contests with respect to the Issuer.

The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended as follows:

(a) As of the date of this Amendment No. 5, as discussed above, the Reporting Person owns 398,587 shares of the Issuer's Common Stock, which constitutes approximately 17.36% of the outstanding shares of Common Stock of the Issuer, based on 2,295,553 split-adjusted shares of Common Stock of the Company outstanding at the close of business on May 13, 2014, as represented in the Issuer's Registration Statement on Form S-3 Filed on May 15, 2014;

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Please see discussion of the Reporting Person's proxy statement in Item 4, which is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Definitive Proxy Statement on Schedule 14A filed by the Reporting Person on June 3, 2014, which filing is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2014

/s/Stephen Gans
Name/Title: Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)